Exhibit 99.1

For Immediate Release

Media Contact: Colleen Edwards Vice President, Corporate Communications +1 (949) 783-1582 colleen.edwards@kofax.com	Investor Contacts: MKR Group Inc. Todd Kehrli +1 (323) 468-2300 kfx@mkr-group.com

Kofax Reports Financial Results for its

Third Quarter and Nine Months Ended March 31, 2015

Lexmark’s Acquisition of Kofax Expected to Close in the Second Calendar Quarter of 2015

Irvine, CA, April 22, 2015 – Kofax® Limited (NASDAQ: KFX), a leading provider of software to simplify and transform the First Mile™ of customer engagements, today reported unaudited financial results for its third quarter and nine months of its fiscal year 2015 ended March 31, 2015.

Non-GAAP Financial Highlights:

•	Software license revenue increased 4.8% to $30.9 million (PY: $29.5 million), and for the nine months increased 2.9% to $90.8 million (PY: $88.2 million)

•	Total revenues increased 4.2% to $75.3 million (PY: $72.2 million), and for the nine months increased 3.9% to $225.6 million (PY: $217.1 million)

•	Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) increased 14.0% to $8.6 million (PY: $7.5 million) or a 11.4% margin (PY: 10.4%), and for the nine months decreased 5.6% to $27.2 million (PY: $28.9 million) or a 12.1% margin (PY: 13.3%)

•	Adjusted diluted earnings per share (EPS) was $0.07 (PY: $0.05), and for the nine months was $0.18 (PY: $0.17)

•	Adjusted cash generated by operations was $12.1 million (PY: $19.7 million), and for the nine months was $19.6 million (PY: $42.8 million)

GAAP Financial Highlights:

•	Software license revenue increased 7.5% to $30.2 million (PY: $28.1 million), and for the nine months increased 7.4% to $89.2 million (PY: $83.1 million)

•	Total revenues increased 4.6% to $74.0 million (PY: $70.8 million), and for the nine months increased 5.6% to $222.3 million (PY: $210.5 million)

•	Income from operations[1] decreased to a loss of $1.7 million (PY: $0.2 million) or a -2.3% margin (PY: 0.3%), and for the nine months decreased 33.4% to $2.8 million (PY: $4.2 million) or a 1.3% margin (PY: 2.0%)

•	Diluted EPS was $0.02 (PY: $0.01), and for the nine months was $0.04 (PY: $0.05)

•	Cash generated by operations was $10.4 million (PY: 16.1 million), and for the nine months was $15.8 million (PY: $33.7 million)

Quarter end cash was $55.6 million (PY: $93.1 million).

A summary of Kofax‘s unaudited revenues and adjusted EBITDA for its third quarter and nine months compared to the prior year on both a GAAP and non-GAAP basis is as follows:

	Non-GAAP
	Quarter			Nine Months
	$M	Y/Y Change	% Total	$M	Y/Y Change	% Total
Software Licenses	30.9	4.8%	41.1%	90.8	2.9%	40.2%
Maintenance Services	34.5	5.2%	45.8%	106.2	7.2%	47.1%
Professional Services	9.9	-0.6%	13.1%	28.6	-3.9%	12.7%
Total Revenues	75.3	4.2%	100.0%	225.6	3.9%	100.0%
Adjusted EBITDA	8.6	14.0%		27.2	-5.6%
Margin	11.4%			12.1%

	GAAP
	Quarter			Nine Months
		Y/Y	%		Y/Y	%
	$M	Change	Total	$M	Change	Total
Software Licenses	30.2	7.5%	40.8%	89.2	7.4%	40.1%
Maintenance Services	34.0	4.2%	45.9%	104.5	6.3%	47.0%
Professional Services	9.8	-2.3%	13.3%	28.6	-1.8%	12.9%
Total Revenues	74.0	4.6%	100.0%	222.3	5.6%	100.0%
Income from Operations[1]	-1.7	-826.7%		2.8	-33.4%
Margin	-2.3%			1.3%

[1]	Includes $2.3 million of legal and other expenses related to the Company’s acquisition by Lexmark.

Commenting on the Non-GAAP financial results for the quarter, Reynolds C. Bish, Chief Executive Officer, said: “We had a solid quarter with strong growth in new and acquired software products and a continuing year over year increase in the number of six and seven figure software license transactions. Despite this, the strengthening of the U.S. dollar since we last provided guidance on January 29 again negatively impacted our revenues. On a constant currency basis, using exchange rate levels in the prior year period, software license revenue would have been approximately $1.8 million and total revenues $5.0 million higher. The effect on Adjusted EBITDA was less pronounced as a result of the global nature and distribution of our employees and expenses. We expect Lexmark’s acquisition of Kofax to close in the second calendar quarter of 2015, and look forward to working with its management to combine the two businesses.”

Operating Highlights:

•	Announced a definitive agreement for Lexmark to acquire all of Kofax’s outstanding shares for $11.00 per share in cash at a total value of more than $1 billion. The acquisition is contingent on Kofax shareholder approval at a special general meeting of Kofax shareholders scheduled for May 18, 2015, applicable regulatory clearances and other customary closing conditions.

•	Acquired Aia Holding BV, a provider of customer communications management (CCM) software for $19.5 million. Aia’s CCM software helps organizations manage interactive and ad hoc customer correspondence both electronically and on paper, and will be fully integrated within Kofax TotalAgility®.

•	Launched Kofax Mobile ID™, a mobile capture framework that powers the capture and submittal of proof of identity documents, including U.S. and most international driver licenses, passports and national identity cards, and their content. This capability is an essential part of an account opening or other process initiated by taking a picture of such documents using a smartphone or other mobile device.

•	Delisted Kofax’s shares from the London Stock Exchange effective March 31, 2015.

•	Gartner’s reports on its Magic Quadrants for Intelligent Business Process Management Suites and BPM-Platform-Based Case Management Frameworks were issued and recognized Kofax for its TotalAgility Platform.

About Kofax

Kofax is a leading provider of software to simplify and transform the First Mile™ of customer engagements. Success in the First Mile can dramatically improve the customer experience, greatly reduce operating costs and increase competitiveness, growth and profitability. Kofax software and solutions provide a rapid return on investment to more than 20,000 customers in financial services, insurance, government, healthcare, supply chain, business process outsourcing and other markets. Kofax delivers these through its direct sales and service organization, and a global network of more than 800 authorized partners in more than 75 countries throughout the Americas, EMEA and Asia Pacific. For more information, visit kofax.com.

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Safe Harbor Statement

This document contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to risks and uncertainties that could cause actual results to vary materially from those projected in the forward looking statements. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should” or “will” or the negative of these terms or other comparable terminology. The Company may experience significant fluctuations in future operating results due to a number of economic, competitive and other factors, including, among other things, our reliance on third-party manufacturers and suppliers, government agency budgetary and political constraints, new or increased competition, changes in market demand, our ability to consummate and the timing of the consummation of software revenue transactions and the performance or reliability of our products and the ability of the Company and Lexmark to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the transaction set forth in the merger agreement (including obtaining necessary Company shareholder and regulatory approvals) and the absence of facts, circumstances, changes or events resulting in a material adverse effect on the Company. These factors and others could cause operating results to vary significantly from those in prior periods, and those projected in forward looking statements. Additional information with respect to these and other factors, which could materially affect the Company and its operations, are included in certain forms the Company has filed with the Securities and Exchange Commission. Although the Company believes that the expectations reflected in any forward looking statements are reasonable based on its current knowledge of the business and operations, it cannot guarantee future results, levels of activity, performance or achievements. The Company assumes no obligation to provide revisions to any forward looking statements should circumstances change.

Non-GAAP Financial Measures

Management uses financial measures, both GAAP and Non-GAAP, in analyzing and assessing the overall performance of the business and making operational decisions. The Company has provided and believes that the Non-GAAP financial measures and supplemental reconciliations to GAAP financial measures are useful to investors and other users of its financial statements because the Non-GAAP financial measures may be used as additional tools to compare our performance across peer companies, periods and financial markets. Please refer to the forms the Company has filed with the Securities and Exchange Commission for a discussion of the Non-GAAP financial measures and supplemental reconciliations to GAAP financial measures for more information regarding the Non-GAAP measures.

© 2015 Kofax Limited. Kofax, and TotalAgility are registered trademarks and Kofax Mobile ID and First Mile are trademarks of Kofax Limited.

Source: Kofax

KOFAX LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	March 31, 2015	June 30, 2014
Assets
Current assets:
Cash and cash equivalents	$55,567	$89,631
Accounts receivable, net of allowances of $971 and $881, respectively	59,431	58,392
Other current assets	9,622	9,690
Income tax receivable	7,126	7,209
Deferred tax assets	5,579	3,502

Total current assets	137,325	168,424
Property and equipment, net	6,403	6,753
Goodwill	201,925	186,103
Acquired intangible assets, net	49,883	36,085
Deferred tax assets, net of current portion	3,897	1,877
Other non-current assets	4,638	4,105

Total assets	$404,071	$403,347

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$41,572	$37,445
Deferred revenue	79,746	78,497
Income taxes payable	2,699	1,101
Deferred tax liabilities	1,301	217
Contingent acquisition payables	6,086	4,775

Total current liabilities	131,404	122,035
Minimum pension liability	5,121	4,078
Deferred revenue, net of current portion	8,143	8,079
Deferred tax liabilities, net of current portion	10,729	3,243
Contingent acquisition payables, net of current portion	2,456	3,927
Other non-current liabilities	7,148	7,519

Total liabilities	165,001	148,881

Commitments and contingencies
Shareholders‘ equity:
Common stock	98	97
Additional paid in capital	65,969	60,695
Employee benefit shares	(17,685)	(18,207)
Treasury shares	(15,980)	(15,980)
Retained earnings	210,778	207,141
Accumulated other comprehensive income (loss)	(4,110)	20,720

Total shareholders’ equity	239,070	254,466

Total liabilities and shareholders’ equity	$404,071	$403,347

KOFAX LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2015	2014	2015	2014
Revenue:
Software licenses	$30,243	$28,137	$89,215	$83,082
Maintenance services	33,951	32,584	104,494	98,290
Professional services	9,818	10,052	28,585	29,096

Total revenues	74,012	70,773	222,294	210,468
Cost of revenue:
Cost of software licenses	2,347	1,955	6,579	7,640
Cost of maintenance services	5,497	5,218	15,894	15,104
Cost of professional services	8,518	8,129	24,323	23,976
Amortization of intangible assets	1,532	1,275	4,761	4,186

Total cost of revenues	17,894	16,577	51,557	50,906
Gross profit	56,118	54,196	170,737	159,562
Operating expenses:
Research and development	10,383	10,318	30,258	29,346
Sales and marketing	32,670	31,418	96,857	89,853
General and administrative	10,417	10,428	32,010	29,562
Amortization of intangible assets	1,253	889	3,272	2,542
Acquisition-related costs	711	504	2,960	400
Other operating expenses	2,392	404	2,567	3,638

Total operating expenses	57,826	53,961	167,924	155,341

Income from operations	(1,708)	235	2,813	4,221
Interest (expense), net	(96)	(153)	(367)	(507)
Other income, net	2,931	1,495	2,990	5,445

Income from operations, before tax	1,127	1,577	5,436	9,159
Income tax expense (credit)	(451)	951	1,799	4,336

Net income	$1,578	$626	$3,637	$4,823

Net income per share:
Basic	$0.02	$0.01	$0.04	$0.05

Diluted	$0.02	$0.01	$0.04	$0.05

Weighted average shares outstanding:
Basic	88,997	88,948	88,888	88,729

Diluted	92,694	92,944	92,449	92,087

KOFAX LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

(in thousands)

	Nine Months Ended March 31,
	2015	2014
Cash flows from operating activities:
Net income	$3,637	$4,823
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	10,807	10,817
Share-based compensation expense	4,809	3,253
Other income	(2,990)	(5,445)
Restructuring payments	—	(588)
Changes in operating assets and liabilities:
Accounts receivable, net	(4,887)	13,185
Other assets	(584)	1,935
Accounts and other payables	6,189	(5,346)
Deferred revenue	4,384	14,448
Other liabilities	(1,126)	(1,724)
Deferred income taxes	(4,857)	(729)
Income taxes payable	414	(913)

Net cash inflow from operating activities	15,796	33,716

Cash flows from investing activities:
Purchase of property and equipment	(1,979)	(2,776)
Acquisitions of subsidiaries, net of cash acquired	(48,450)	(45,387)
Interest received	105	77

Net cash used in investing activities	(50,324)	(48,086)

Cash flows from financing activities:
Issue of common stock	212	521
Excess tax benefits on share-based compensation	536	208
Proceeds from initial public offering in the United States	—	12,366
Proceeds from EBT shares, net	523	(135)

Net cash inflow from financing activities	1,271	12,960

Effect of exchange rate changes on cash and cash equivalents	(807)	1,048

Net decrease in cash and cash equivalents	(34,064)	(362)
Cash and cash equivalents at the beginning of the year	89,631	93,413

Cash and cash equivalents at the end of the year	$55,567	$93,051

Supplemental cash flow disclosure:
Cash paid for income taxes, net	$3,809	$8,447

Cash paid for interest	$98	$437

KOFAX LIMITED

UNAUDITED RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO GAAP FINANCIAL MEASURES

(in thousands, except per share amounts)

Acquisition Fair Value Adjustment to Revenue

	Three Months Ended March 31,		Nine Months Ended March 31,
	2015	2014	2015	2014
Non-GAAP Software License
Software License	$30,243	$28,137	$89,215	$83,082
Acquisition Fair Value Adjustment	698	1,400	1,544	5,102

Total Non-GAAP Software License	$30,941	$29,537	$90,759	$88,184

Non-GAAP Maintenance Services
Maintenance Services	$33,951	$32,584	$104,494	$98,290
Acquisition Fair Value Adjustment	524	197	1,694	801

Total Non-GAAP Maintenance Services	$34,475	$32,781	$106,188	$99,091

Non-GAAP Professional Services
Professional Services	$9,818	$10,052	$28,585	$29,096
Acquisition Fair Value Adjustment	39	(136)	55	694

Total Non-GAAP Professional Services	$9,857	$9,916	$28,640	$29,790

Non-GAAP Total Revenue
Total Revenue	$74,012	$70,773	$222,294	$210,468
Acquisition Fair Value Adjustment	1,261	1,461	3,293	6,597

Total Non-GAAP Revenue	$75,273	$72,234	$225,587	$217,065

Non-GAAP Income from Operations	Three Months Ended March 31,		Nine Months Ended March 31,
	2015	2014	2015	2014
Income (loss) from operations	$(1,708)	$235	$2,813	$4,221
Acquisition fair value adjustment to revenue	1,261	1,461	3,293	6,597
Share-based compensation expense	2,205	1,387	4,809	3,253
Depreciation and amortization expense	907	1,349	2,774	4,020
Amortization of acquired intangible assets	2,785	2,164	8,033	6,728
Acquisition-related costs	711	504	2,960	400
Other operating expenses	2,392	404	2,567	3,638

Non-GAAP income from operations	$8,553	$7,504	$27,249	$28,857

Adjusted Diluted Earnings Per Share	Three Months Ended March 31,		Nine Months Ended March 31,
	2015	2014	2015	2014
Net income	$1,578	$626	$3,637	$4,823
Acquisition fair value adjustment to revenue	1,261	1,461	3,293	6,597
Share-based compensation expense	2,205	1,387	4,809	3,253
Amortization of acquired intangible assets	2,785	2,164	8,033	6,728
Acquisition-related costs	711	504	2,960	400
Net finance, other income and expense, net	(443)	(938)	(56)	(1,300)
Tax effect of above adjustments	(2,054)	(391)	(6,263)	(4,228)

Adjusted net income	$6,043	$4,813	$16,413	$16,273

Adjusted diluted earnings per share	$0.07	$0.05	$0.18	$0.17

Diluted shares outstanding	92,694	92,944	92,449	92,087

Reconciliation of Adjusted Cash Flow from Operations

	Three Months Ended March 31,		Nine Months Ended March 31,
	2015	2014	2015	2014
Cash inflows from operations	$10,380	$16,098	$15,796	$33,716
Cash paid for income taxes, net	1,675	3,577	3,809	8,477
Payments under restructuring	—	—	—	588

Adjusted cash inflows from operations	$12,055	$19,675	$19,605	$42,751

Income Statements - Non-GAAP

	Three Months Ended March 31,		Nine Months Ended March 31,
	2015	2014	2015	2014
Non-GAAP Software licenses	$30,941	$29,537	$90,759	$88,184
Non-GAAP Maintenance services	34,475	32,781	106,188	99,091
Non-GAAP Professional services	9,857	9,916	28,640	29,790

Non-GAAP Total revenue	75,273	72,234	225,587	217,065
Cost of software licenses (1)	2,344	1,950	6,570	7,613
Cost of maintenance services (1)	5,381	5,080	15,564	14,688
Cost of professional services (1)	8,388	7,920	23,952	23,313
Research and development (1)	9,779	9,617	28,664	27,486
Sales and marketing (1)	31,329	30,282	93,850	86,978
General and administrative (1)	9,499	9,881	29,738	28,130

Non-GAAP operating costs and expenses	66,720	64,730	198,338	188,208

Non-GAAP income from operations	$8,553	$7,504	$27,249	$28,857

(1)	Excludes depreciation, amortization and share-based compensation expenses

Definition of Non-GAAP Measures

Non-GAAP Revenue – We defined Non-GAAP revenue as revenue, as reported under GAAP, increased to include revenue that is associated with our historic acquisitions that has been excluded from reported results for a limited period due to the effects of purchase accounting. In accordance with GAAP purchase accounting, an acquired company’s deferred revenue at the date of acquisition is subject to a fair value adjustment which generally reduces the deferred amount and revenues recognized subsequent to an acquisition. We include non-GAAP revenue to allow for more complete comparisons to the financial results of our historical operations, forward looking guidance and the financial results of peer companies. We believe these adjustments are useful to management and investors as a measure of the ongoing performance of the business. Additionally, although acquisition-related revenue adjustments are nonrecurring, we may incur similar adjustments in connection with future acquisitions. At times when we are communicating with our shareholders, analysts and other parties we refer to Non-GAAP Revenue as Adjusted Revenue.

Non-GAAP Income from Operations – We define non-GAAP income from operations as income/(loss) from operations, as reported under GAAP, excluding the effect of Acquisition fair value adjustment to revenue, Share-based compensation expense, Depreciation expense, Amortization of acquired intangible assets, Acquisition-related costs, and Other operating expense, net. Share-based compensation expense, Depreciation expense and Amortization of acquired intangible assets in our non-GAAP income from operations reconciliation represent non-cash charges which are not considered by management in evaluating our operating performance. Acquisition-related costs consist of: (i) costs directly attributable to our acquisition strategy and the evaluation, consummation and integration of our acquisitions (composed substantially of professional services fees including legal, accounting and other consultants and to a lesser degree to our personnel whose responsibilities are devoted to acquisition activities), and (ii) transition compensation costs (composed substantially of contingent payments for shares that are treated as compensation expense and retention payments that are anticipated to become payable to employees, as well as severance payments to employees whose positions were made redundant). These acquisition-related costs are not considered to be related to the continuing operations of the acquired businesses and are generally not relevant to assessing or estimating the long-term performance of the acquired assets. Other operating expense, net represents items that are not necessarily related to our recurring operations and which therefore are not, under GAAP, included in other expense lines. Accordingly, we exclude those amounts when assessing non-GAAP income from operations. At times when we are communicating with our shareholders, financial analysts and other parties we refer to non-GAAP income from operations as adjusted EBITDA.

We assess non-GAAP income from operations as a percentage of total non-GAAP revenue and by doing so we are able to evaluate the relative performance of our revenue growth compared to the expense growth for those items included in non-GAAP income from operations. This measure allows management and our Board of Directors to compare our performance against that of other companies in our industry that may be of different sizes. At times when we are communicating with our shareholders, financial analysts and other parties, we refer to adjusted income from operations as a percentage of revenues as EBITDA margin.

Non-GAAP diluted earnings per share – Non-GAAP diluted earnings per share is calculated using GAAP net income/(loss) excluding the effect of Acquisition fair value adjustment to revenue, Share-based compensation expense, Amortization of intangible assets, Acquisition-related costs, Net Interest-Other Income and Expense, and the related tax effect, divided by weighted average fully diluted shares outstanding. Therefore, we include this non-GAAP measure in order to provide a more complete comparison of our earnings per share from one period to another. At times when we are communicating with our shareholders, financial analysts and other parties we refer to Non-GAAP diluted earnings per share as Adjusted EPS.

Non-GAAP Cash Flows from Operations – We define Non-GAAP cash flows from operations as cash flows from operations as reported under GAAP, adjusted for income taxes paid or received and payments under restructurings. Income tax payments are included in this reconciliation as the timing of cash payments and receipts can vary significantly from year-to-year based on a number of factors, including the influence of acquisitions on our consolidated tax attributes. Payments for restructurings relate to a specific activity that is not part of ongoing operations. At times when we are communicating with our shareholders, financial analysts and other parties we refer to Non-GAAP cash flows from operations as Adjusted cash flows from operations.